Mail Stop 3561

July 20, 2006

Via U.S. Mail & Facsimile (212) 661-5350
Mr. William Solko
President and Chief Executive Officer
Northeast Auto Acceptance Corp.
2174 Hewlett Ave., Suite 206
Merrick, NY 11566

      Re: Northeast Auto Acceptance Corp.
                    Registration Statement on Form 10
                    Filed June 26, 2006
                    File No. 000-51997

Dear Mr. Solko:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. We note that you refer to Form 10 as "General Form for Registration of Securities of Small Business Issuer" rather than "General Form for Registration of Securities", as required in Form 10. Please revise accordingly.

Information Required in Registration Statement, page 2

2. We note that the company's referenced website, www.neaaonline.com, is inaccessible. Please advise.

Our Business, page 2

3. Please describe the nature of the business of Catadyne Corporation, if any, prior to the acquisition of Northeast Auto Acceptance Corp.

4. Revise to include your revenues and net loss for the most recent audited period. Doing so will provide a financial snapshot which will help investors interpret the other information in the description of your business.

5. You indicate that you take advantage of geographic pricing disparities as part of your business strategy. However, there appears to be a seasonal aspect to your business, as well, as referenced in a risk factor on page 9. If appropriate, please expand your disclosure to discuss this aspect of your business strategy or advise.

6. You state in the second paragraph on page 3 that a majority of your vehicles are purchased from the Northeast United States and that most are sold in the Pacific Northwest. However, in the second paragraph of this section on page 2 you seem to indicate that all your purchases are made in the Northeast. And in the snapshot as of December 10, 2005 that you provide on page 4 you state that all the vehicles were sold in the Pacific Northwest. Please quantify what percentage of your vehicles are purchased in the Northeast and what percentage are purchased in the Pacific Northwest. Identify any other material markets for your vehicles other than the Pacific Northwest.

7. In addition, describe how long this particular business model has been employed by Northeast Auto Acceptance Corp.

Industry Overview, page 3

8. Please provide the basis for your statement that car dealers are increasingly purchasing their used vehicles at wholesale used vehicle auctions.

Our Sales and Distribution Methods, page 3

9. Please explain why "the supply of high quality, late model used cars is more limited in the Pacific Northwest as compared to the Northeast, resulting in substantially higher wholesale prices."

10. You say the average time to ship a vehicle is 5 days. What is the average cost?

11. In the snapshot as of December 10, 2005 described on page 4, you indicate that you had 225 vehicles in inventory with a total purchased value of approximately $2.9 million. In addition, you provide various makes and models of cars in that inventory. Revise to clarify, if true, that this is meant to be a representative look at your operations. Since your business is to some extent seasonal you may want to balance with a single day at the other end of the cycle.

12. You indicate on page 4 that you purchase vehicles from various institutional sellers and selling dealers. Please identify which of the types of institutional sellers and selling dealers that you list are your most important source of vehicles, if any.

13. In addition, please describe how you learn about the availability of vehicles for sale, your examination and selection procedures, if any, and how you bid for these vehicles. In addition, describe any repair work and cleaning that you do on the automobiles, as mentioned on page F-6.

14. You state on page 4 that you "hire various third party automobile shippers" to transport your vehicles to the Pacific Northwest. Please summarize the types of shippers you use and your arrangements with them.

15. Consider adding more details to the chart at the top of page 5 to provide insight into the company's annual financial results, including profit (loss).

Growing vehicle sales volume, page 5

16. Here or in Industry Overview disclose the number of used vehicles sold at auctions at the most recent year practicable. If you have statistics shows how that number is increasing, disclose that as well.

Optimizing revenues per vehicle sold, page 5

17. You indicate that you would like to increase your revenue per car by up to $200. If this is meant to refer to your profit (loss) per car, please revise and please further revise to indicate your current revenue or profit (loss) per car.

18. Also revise to explain why you have not already negotiated these better terms and reduced transportation costs. What has prevented this from happening until now and what obstacle will you overcome that will let this happen?

Revenues, page 5

19. Please disclose net income as well as revenues for the years 2003-2005 to provide a financial snapshot of your company.

Experienced management team, page 6

20. Please delete the phrase "increasing. . . profitability" which does not appear borne out by your financial results.

Established relationships, page 6

21. Please revise to clarify whether the established relationships are contractual or not. If they are, please file the contracts. Also name here each buyer or seller which is responsible for 10% or more of your revenues or products, giving the percentage of each.

Item 1B. Risk Factors, page 7

General

22. Please revise the subcaptions to your risk factors to clearly indicate risk to investors and how those risks relate to your company.

23. We note from an article in Market News Publishing on January 6, 2005 that you conducted more than $25 million in business with Manheim Auctions, Inc. in the previous 12 months, which represents a significant portion of your sales. Please disclose any risks to the company as a result of your dependence on this auction house and include this concentration in the notes to your financial statements. Refer to paragraph 21 and 22 of SOP 94-6.

24. Please add risk factors for the following risks or tell us why they are not applicable: the risk of conflicts in having a board comprised of the CEO; risks that higher gasoline prices might increase your costs, cause uncertainty about

which cars consumers want, or even reduce sales of used cars; and the risk that the IRS might rule that your independent contractors who transport your vehicles or act as sales representatives are actually employees for whom you are not paying payroll taxes.

Capital, page 9

25. Please briefly describe the covenants and performance triggers of your current credit facility referenced here and file it as an agreement in the next amendment.

Seasonal Fluctuations, page 9

26. Please remove the brackets in this risk factor or advise.

Accounting Changes, page 9, and Other Material Events, page 10

27. Please remove these risk factors. Do not present risks that could apply to any issuer or any offering.

Selected Financial Data, page 10

28. Please revise to either disclose, or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes, or other significant or unusual items which may be helpful to an investor's understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

29. Please update your selected financial data to include applicable financial data for the three months ended March 31, 2006 and the comparable period of the prior year. See Instruction 4 to Item 301 of Regulation SK.

Management's Discussion and Analysis, page 10

General

30. Consider including an executive-level overview that provides context for the remainder of the discussion. The focus should be on the most important, material matters on which your executives focus in evaluating your financial condition and operating performance. Include in your discussion the type of costs included in the income statement captions "cost of sales" and "selling, general and

administrative." Refer to Item 303(a)(3) of Regulation S-K and the SEC
Interpretive Release No. 33-8350 dated December 19, 2003.

31. We note that you have not included a section in MD&A discussing critical
accounting estimates. Please revise your MD&A to discuss your accounting
estimates and assumptions that may be material due to the levels of subjectivity
and judgment necessary to account for highly uncertain matters or the
susceptibility of such matters to change, and that have a material impact on
financial condition or operating performance. A few suggestions of areas that
could be critical accounting estimates for your company are inventory, accounts
receivable, income taxes, stock compensation, etc. Please include a discussion of
each estimate to address the following:

- An explanation of the significance of the accounting estimate to your financial
  condition, changes in financial condition and results of operations and, where
  material, an identification of the line items in your financial statements
  affected by the accounting estimate;

- Any known trends, demands, commitments, events, or uncertainties that are
  reasonably likely to occur and materially affect the methodology or the
  assumptions described;

- A quantitative discussion of changes in overall financial performance and, to
  the extent material, line items in the financial statements if you were to
  assume that the accounting estimate were changed, either by using reasonably
  possible near-term changes in the most material assumptions underlying the
  accounting estimate or by using the reasonably possible range of the
  accounting estimate; and

- A quantitative and qualitative discussion of any material changes made to the
  accounting estimate in the past three years, the reasons for the changes, and
  the effect on line items in the financial statements and overall financial
  performance.

  Refer to SEC Interpretive Release No. 33-8350, SEC Other Release No. 33-8040
  and SEC Proposed Release No. 33-8098.

32. Please revise your MD&A to include a discussion of the quantitative and
qualitative information about market risk as of the end of the latest fiscal year,
using one of the three disclosure alternatives set forth in Item 305 of Regulation
SK. See Item 2 of Form 10.

Results of Operations, page 11

33. We note from your disclosures that cost of revenues increased in amount during
the three month period ended March 31, 2006 as compared to the comparable
period in 2005, but as a percentage of revenues it decreased between comparable
periods. Please revise your disclosure to explain the reasons for the changes in
cost of revenues. Also, explain the reasons for the change in cost of revenues in
the year ended December 31, 2005 as compared to 2004.

34. We note from your disclosure on page 12 that other expenses increased to
$301,034 for the three month period ended March 31, 2006 as compared to the
comparable period in 2005 when such expenses were $289,421. Please revise
your disclosure to include the reasons for the increase in amount between the
comparable periods.

35. Please revise your disclosures in the Results of Operations section to include a
discussion of the significant changes in your results of operations between
December 31, 2004 and December 31, 2003.

Liquidity and Capital Resources, page 14

36. We note that you have lost money in each of the last two years and three of the
last five years. Please clarify, here or in Business, what factors are causing these
losses and what your plans are to reverse this trend.

37. We note that your discussion of liquidity quantifies the changes in cash provided
by/used in operating, investing, and financing activities for each period presented.
This information is easily obtainable from reviewing the consolidated statements
of cash flows and does not provide an investor the insight as to why the changes
occurred. Please revise your liquidity and capital resources section to provide a
more detailed explanation of the internal and external sources of liquidity. Your
discussion should not reiterate information from your statements of cash flows but
should provide an analysis of the changes. Also, your analysis should include a
discussion of your expectations for 2006. In addition, please expand your
liquidity discussion to cover the three-year period and interim period covered by
the financial statements, using period-to-period comparisons or any other format
to enhance the reader's understanding. Refer to Item 303 of Regulation S-K and
SEC Interpretive Release No. 33-8350 dated December 19, 2003.

Risks and Uncertainty, page 15

38. It is unclear from the rest of the filing what "products and upgrades" you are talking about. Either delete this section or revise it for relevance to your company.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

39. You provide beneficial security ownership information as of December 31, 2005. However, on page 21 you indicate that at least one consultant since that time has received 2,200,000 shares of common stock, which might put the consultant above the 5% threshold for appearing in this section. Please update this section to a date as close to the present as practicable.

Directors, Executive Officers, page 16

40. Please provide the period of time that William Solko has served as president, chief executive officer, and director.

41. Although you state that Michael Shaw has more than 10 years of experience in automotive sales, it is unclear how much of that experience was with Northeast Auto Acceptance Corp. Please indicate when he joined the company and describe any business experience during the last five years that was not with the company. For example, provide the name and principal business of any company he worked for and the position he held. Use a month/year format for changes.

42. Please provide the significant employee disclosure required by Item 401(c) of Regulation S-K for Marsha Solko, identified on page 18.

Compensation Summary, page 18

43. Please provide summary compensation information for the last three fiscal years.

44. In footnote 1 you indicate that the fiscal year 2005 compensation information you provide is for services rendered to Northeast Auto Acceptance Corp., a New York corporation, prior to the reorganization and for services rendered to Northeast Auto Acceptance Corp., a Florida corporation, following the reorganization. Elsewhere in the filing, including on page 2, you indicate that the acquisition of Northeast Auto Acceptance occurred in 2004. Please revise to eliminate this discrepancy or advise if the reorganization refers to something other than the acquisition.

45. In addition, on page 2 you indicate that all of your business is currently conducted through Northeast Auto Acceptance Corp., a New York corporation. In light of

this fact, how is it possible that compensation was provided by Northeast Auto Acceptance Corp., a Florida corporation, <u>after</u> the reorganization? Please revise or advise.

Item 7. Certain Relationships and Related Transactions, page 19

46. Transactions with any member of the immediately family of a director or executive officer since the beginning of the last fiscal year must be disclosed. Please discuss here the related transaction with Marsha Solko, William Solko's wife, as disclosed on page F-12.

Item 10. Recent Sales of Unregistered Securities, page 20

47. Please reconcile all of the equity transactions disclosed in this section to those reflected in the company's consolidated statements of changes in stockholders' equity. For example, the 150,000 shares issued to an employee in April 2004 at $0.05 per share is inconsistent with the statement of stockholders' equity which indicates these shares were valued at $.40 per share.

48. It is unclear to which sales the exemption information you provide in three places on page 21 refers. Please indicate the Securities Act section or rule under which exemption from registration was claimed, and provide the factual basis for exemption, for each sale of securities listed. Also revise to give the price per share for each of the transactions you discuss.

49. Please revise your disclosure to include the March 4, 2004 sale of 17,000,000 shares of common stock mentioned on page F-6.

50. You state here that the company sold a total of 1,003,700 shares of restricted stock in May 2005 upon conversion of a $500,000 convertible promissory note plus interest accrued thereon. However, on page F-11, you indicate that 1,003,500 shares were issued for this purpose. Please revise to eliminate this discrepancy.

51. You state here that the company issued 228,000 shares of common stock to two consultants in May 2005. However, on page F-11, you indicate that the shares were issued in July and August 2005. Please revise to eliminate this discrepancy.

Description of Common Stock, page 22

52. The last sentence of your first paragraph, which says that all shares now outstanding are fully paid, validly issued, and non-assessable, is a legal

conclusion which you are not qualified to make. Either delete the sentence or attribute it to a law firm and file a consent in the next amendment.

Report of Independent Registered Public Accounting Firm, page F-1

53. We note that the date of the audit report is March 24, 2006, except for Note 15 dated June 2, 2006. Please explain to us why Note 15, which presents the detail of the accrued expenses account, was not audited until June 2, 2006.

Consolidated Financial Statements

General

54. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Consolidated Statements of Changes in Stockholders' Equity, page F-4

55. Based on the disclosure on page 2 of the Form 10, under the heading "Our Business," it appears this acquisition transaction was accounted for as a reverse acquisition, with Northeast Auto Acceptance Corp. treated as the accounting acquirer. As such, we are unclear as to the appropriateness of the treatment used for this transaction in the company's financial statements, or more specifically in the statements of changes in stockholders' equity. In this regard, please tell us whether Catadyne Corporation, the legal acquirer, was a shell corporation at the time of the transaction. If so, the shares issued by the company in connection with the merger transaction (i.e., the 200,000 post-split shares), as well as the 17,000,000 shares issued to Northeast Auto's officers in consideration for their loans, should be reflected as outstanding at the beginning of the earliest period presented. Furthermore, the shares of the Catadyne that were outstanding at the date of the merger should be reflected as issued on the date of the merger in March 2004. Please advise or revise as appropriate. Also, please explain to us how the opening equity balances were calculated or determined and how each component of the "adjustment for reverse merger" was calculated or determined. Also, please tell us why you believe it was appropriate to adjust treasury stock in the transaction. Include in your response any accounting literature or guidance relied upon.

Consolidated Statements of Cash Flows, page F-5

56. We note that the amount of stock issued for consulting fees during 2005 of $162,794, as presented on your statements of cash flows, does not match the amount of $303,800 shown on the statements of stockholders' equity, or the amount of $211,764 presented on the statement of operations as consulting expense for 2005. Please reconcile and resolve these differences.

57. We note from the statements of cash flows that there is no amount presented as the end of period cash for the three months ended March 31, 2005. As it appears that there should be an ending amount of cash, please revise your statements of cash flows to include this amount.

Notes to the Financial Statements

General

58. We note from page 16 of your Form 10 that William Solko, President, CEO, and director, owns stock representing approximately 56.4% of the voting stock of the company and has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. Please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

59. Please revise your notes to the financial statements to include the unaudited selected quarterly financial data specified in Item 302 of Regulation SK.

60. Please revise your notes to the financial statements to include disclosure of the fair value of financial instruments for which it is practicable to estimate that value. You should include in your disclosure the method(s) and significant assumptions used to estimate the fair value of financial instruments. See paragraph 10 of SFAS No. 107.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

61. We note that you present "net sales" on the face of the income statement. Please tell us, and disclose in your notes to the financial statements, the type of returns and allowances that are deducted from sales to arrive at net sales and describe

your accounting policy and methodology for determining sales returns allowances.

62. We note from your disclosure that you recognize revenue when you resell the auto either when title is transferred to the buyer or when the buyer assumes the responsibility of ownership. Please tell us why only one or the other of the two situations needs to occur for revenue to be recognized and explain how your revenue recognition policy meets the criteria in SAB 101 and SAB 104. Also, please tell us and disclose in the notes to your financial statements why you believe it is appropriate to recognize revenue on a gross basis rather than net basis. See EITF 99-19.

Recently Issued Accounting Standards, page F-8

63. We note your disclosure that other recently issued accounting standards that you adopted during 2005 and 2004 did not have an impact on your consolidated results of operations, financial position, or cash flows. Please revise your notes to the financial statements and MD&A to include disclosure of the impact that recently issued (but not yet adopted) accounting standards will have on your liquidity position, financial position, and results of operations when such standard is adopted in a future period. Some of the recently issued standards that may affect your company in the future are SFAS No. 151, 154 and 123(R). See SAB Topic 11:M.

Note 3. Accounts Receivable, page F-8

64. We note from your disclosure that no provision for doubtful accounts has been recorded. In light of the significant increase in accounts receivable as of March 31, 2006, please revise your notes to the financial statements, and your MD&A Critical Accounting Estimates section, to include a description of the accounting policies and methodology the entity used to estimate your allowance for doubtful accounts, your policy for charging off uncollectible receivables, and your policy for determining past due or delinquency status (i.e., whether past due status is based on how recently payments have been received or contractual terms).

Note 4. Inventories, page F-9

65. We note your disclosure that inventory is stated at the lower of cost or market. Please revise your disclosure to state the method used for determining cost (e.g., FIFO, LIFO, etc.). See Rule 5-02(6) of Regulation S-X.

Note 6. Notes and Loans Payable, page F-10

66. We note from the disclosure on page 9 of your Risk Factors section that the current credit facility contains covenants and/or performance triggers. Please revise Note 6 to include disclosure of any restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends).

67. We note from your disclosure that as of December 31, 2005 you have a $250,000 convertible demand note and a $150,000 convertible demand note outstanding. Please tell us and disclose in the notes to your financial statements the nature and terms of the conversion features of these notes and the pertinent rights and privileges of the convertible debt. See Rule 5-02(22) of Regulation S-X. Also, please tell us how these notes were analyzed for the existence of a beneficial conversion feature at the time of issuance. Refer to the guidance outlined in EITF 98-5 and EITF 00-27.

Note 7 Acquisition

68. Please revise the notes to your financial statements to disclose the significant terms of the acquisition transaction and the accounting treatment that was used for the acquisition. We may have further comment upon receipt of your response.

Note 8. Common Stock, page F-10

69. We note from your disclosures that during fiscal years 2005 and 2004 you had several non-cash stock transactions in which shares were issued to various parties in exchange for payment of consulting services, loans, notes, and back pay of salary. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

70. We note that in April 2004 you issued 25,000 shares of common stock for $12,000 in short term loans and 125,000 shares of common stock for $80,056 in 0% convertible notes payable. Please tell us in detail how you accounted for both these transactions, including whether you recognized a gain or loss on the exchange and why or why not, and how that gain or loss was calculated. Please ensure your response addresses your consideration of APB 26 and FTB 80-1, as applicable. Also, ensure your response includes the original terms of the

convertible notes payable and how you considered the guidance in SFAS No. 84. Your disclosure should be revised to include a summary of the requested information.

71. We note that on February 17, 2005 you issued a 5% convertible note, convertible into common stock at $.50 per share. Please tell us in further detail how the conversion price associated with this note was determined and indicate whether the original terms of the notes provided for a beneficial conversion feature at the time the note was issued. If so, please explain how you accounted for this beneficial conversion feature in your financial statements. Refer to the guidance outlined in EITF 98-5 and EITF 00-27.

Note 11. Income Taxes, page F-12

72. We note that your deferred tax assets consist of loss carry forwards. Please revise your note to disclose the expiration dates for operating loss and tax credit carryforwards for tax purposes. See paragraph 48 of SFAS No.109.

Note 14. Off Balance Sheet Risk, page F-14

73. We note your disclosure of the carrying value of inventory at December 31, 2005 and 2004 and that it represents management's estimate of the net realizable value which approximates market. Please include in your disclosure the inventory balance at March 31, 2006. Also, please explain to us in greater detail how management assesses the realizability of the inventory at the end of each reporting period. Include in your response any significant write-downs or write-offs of inventory that have occurred over the past several years.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please be aware that this Form 10 is a voluntary filing. As a result, the registration statement automatically goes effective on 60 days after your date of filing. You may wish to withdraw this filing prior to effectiveness pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3454 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 661-5350
        Paul Goodman, Esq.
        Cyruli, Shanks & Zizmor, LLP